UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 2, 2012

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   **GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

2 March 2012

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD ASHANTI SHARE INCENTIVE SCHEME

In terms of the JSE Listings Requirement 3.63, we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Ashanti Share Incentive Scheme to directors and company secretary.

Date of notification : 1 March 2012.

Effective date of grant: 21 February 2012.

On 29 April 2005 (as amended on 2 May 2008), shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The **Bonus Share Plan** (BSP) provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two. If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the **Long-Term Incentive Plan** (LTIP) vests three years after date of grant, to the extent that the performance conditions under which the awards were granted are met[1]. LTIP awards vest on 21 February 2015. Any awards not exercised within 10 years from date of grant will lapse. The shares were allocated off market.

Strike price : NIL cost to participant in accordance with the rules of the above plans.

Class of security : Awards to acquire ordinary shares.

Type of interest : Direct beneficial.

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan	Market value at date of grant [1]
Cutifani : M	Executive Director and CEO	25,396	82,789	R35,548,509
Venkatakrishnan : S	Executive Director and CFO	13,451	35,767	R16,172,542
Eatwell : L	Company Secretary	779	—	R255,971
Total off-market awards granted to directors and company secretary		39,626	118,556	R51,977,022
Total off-market awards granted in 2012 in terms of the AngloGold Share Incentive Scheme including the above:		941,745	970,560	R628,364,300
Number of Participants		1,671	158	
Market value per award at date of grant		R328.59	R328.59	

(1)   *The market value at the date of grant assumes that 100% of the LTIP criteria will be achieved and the awards vest in full. However, since the introduction of the LTIP, the percentage vesting is shown below:*

Year Granted	Year Vested	% Vesting
2005	*2008*	*40%*
2006	*2009*	*40% (executives) and 45% (senior management)*
2007	*2010*	*55%*
2008	*2011*	*82%*
2009	*2012*	*70%*

Total number of ordinary shares currently held personally by the CEO, CFO and Company Secretary is 10,000; 10,351 and 130 respectively.

Johannesburg

JSE Sponsor: UBS Limited

ENDS

Contacts

Tel: E-mail:

Alan Fine (Media)   +27 (0) 11 637- 6383   /   +27 (0) 83 250 0757   afine@anglogoldashanti.com

Mike Bedford (Investors)   +27 (0) 11 637 6273   /   +27 (0) 82 3748820   mbedford@anglogoldashanti.com

Stewart Bailey (Investors)   +1 212 836 4303   /   +1 646 338 4337   sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 2, 2012

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary